[Company letterhead]

November 29, 2013

Brian Cascio, Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

Flexpoint Sensor Systems, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed April 16, 2013

Form 10-Q for the Quarterly Period Ended June 30, 2013

Filed August 14, 2013

File No.  000-24368

Dear Mr. Cascio,

This letter is in response to your comment letter dated October 31, 2013 regarding the above identified Form 10-K and Form 10-Q of Flexpoint Sensor Systems, Inc. (the “Company”).  In this letter the Company has provided our proposed responses to your comments, but will delay filing amendments to the reports until there has been a determination that our responses are satisfactory.

The Company is filing this response letter via EDGAR.  We have restated your comments and each is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 3 – Goodwill and Intangible Assets, page 29

1.

We see that you have performed impairment testing of goodwill and recorded impairment charges of $208,747 and $250,757 during the fiscal years ended December 31, 2012 and 2011, respectively.  In addition, goodwill represents 87% and 86% of your total assets as of those dates, respectively.  Regarding your impairment analysis of goodwill, please describe for us in greater detail how you determined the amount of the impairment in each of the referenced periods and how your management determined that the remaining goodwill balance was not impaired.  In future filings, in the interest of providing readers with a better insight into management judgments, please include additional details of the underlying factors that lead to the impairment and justification for the remaining unimpaired goodwill balance.

Response:  The following discussion provides greater detail regarding our determination of goodwill impairment for the periods in question and in future filings, the Company intends to expand our disclosure related to goodwill by providing additional details of the underlying factors relied upon to determine an impairment of goodwill and include the justification for the remaining unimpaired goodwill balance. In accordance with FASB ASC 350-20, we review goodwill for impairment both annually and at interim periods whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

In testing for a potential impairment of goodwill, the estimated fair value of the business unit is compared with book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the business unit is less than book value, then the carrying amount of the goodwill is compared with its implied fair value. The estimate of implied fair value of goodwill may require independent valuations of certain internally generated and unrecognized intangible assets such as customer base and projected cash flows. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss would be recognized in an amount equal to the excess.

As described in ASC 350-20, the Company has adopted the two step goodwill impairment analysis that includes quantitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount of the goodwill.

The Company recorded goodwill of $5,356,414 upon emergence from bankruptcy in 2004. The valuation of goodwill was based upon an independent appraisal of the Company’s intellectual properties and their unique properties with estimated applications in diverse multiple industries, including automotive, medical and industrial controls. In response to your inquiry as to how we performed our testing, the impairment testing was conducted in accordance with FASB ASC 350-20 Step (1) we compared the fair value of the reporting unit taken as a whole to its carrying (book) value.  There is no impairment if the fair value exceeds the carrying value, and no further testing is required in that scenario.  Step (2) is required if the carrying value is greater than the fair value (a circumstance that suggests that goodwill may be impaired).   Step (2) we compared recorded goodwill to its implied value.  The implied fair value is the excess of the fair value of a reporting unit as a whole over the individual fair values assigned to its assets and liabilities.  If recorded goodwill exceeds implied fair value, goodwill is impaired by the amount of the difference.

September 30, 2011 Interim Period Valuation:

YTD Total shares outstanding	36,117,915
Escrowed shares as collateral for note payable	1,666,667
Closing price 9.30.11	0.16
Market value of company including escrowed shares	6,045,533
Total Asset Value including goodwill as of September 30, 2011	6,296,291
Goodwill Impairment	(250,758)

The impairment test conducted at September 30, 2011 resulted in an impairment of goodwill of $250,758. The analysis compared the carrying value of the Company's net assets to the estimated fair market value of the Company based upon the market value of the stock and the number of shares issued and outstanding, including those held in escrow, at the close of the market on the valuation date. When considering the fair value of the Company the Company's carrying value of all its assets and liabilities are evaluated to determine their fair value. In this evaluation it was determined that if the Company were sold as of the valuation date the escrowed shares would be used to offset the $400,000 outstanding debt from Maestro Investments LLC.

December 31, 2012 Annual Valuation:

Step 1
YTD Total	45,732,214
Closing price December 31, 2013	0.09
Market value of company	4,115,899
Recorded value of goodwill as of December 31, 2012	5,105,664
Excess goodwill over equity value	(989,765)

Step 2
Total assets less goodwill at December 31, 2012	695,706
Book value of liabilities	770,615

Net book value excluding goodwill	(74,909)
Unrecognized in-house intangible asset valuation
Customer list	2,315,140
Proprietary automotive relationship	2,656,686

Implied fair value of company	4,896,917

Recorded value of goodwill as of December 31, 2012	5,105,664

Excess/(Deficit) implied fair value over goodwill	(208,747)

The fair value of the Company's share price has continued to decline and many of the expected contracts have been delayed, therefore, under similar evaluation the Company recognized $208,747 in goodwill impairment as of December 31, 2012.

The Company has been working with various companies who have continued to provide limited cash flow through repeat business our customer list valuation is based upon the customer’s estimated volume of sales over the next three to five years.

Over the past three year the Company has been working closely with various Tier 1 automotive suppliers who have identified three separate products that we have completed the original proof of concept and all of the automotive testing requirements. The estimated valuation of the automotive relationship is based upon the preliminary estimates of the three products from Tier 1 supplier and a fortune 100 automobile manufacturer. The Company has already achieved implementation ready status of one of the products with up to three separate platform currently identified. The valuation of $2,656,686 was calculated using the net present value of the projected cash flows of these three products from the automotive companies over a five year period using a discount rate of 10%. The Tier1 suppliers and automotive manufacturer have identified other possible applications for the Company’s technology that will be identified in the future.

The Company has also been working on and testing other applications of its unique technology in the medical and industrial control industry which will have higher volumes with grater profit potential that were not included in this analysis.

Item 9A. Controls and Procedures, page 40

2.

We note the discussion in the second sentence on page 40 that your Chief Executive Officer and Chief Financial Officer concluded that your controls and procedures were effective but in the third sentence you disclose that they determined that your disclosure controls and procedures were not effective for the year ended December 31, 2012.  Please amend the filing to clearly state whether your management concluded that your disclosure controls and procedures were effective or were not effective as of the end of the period covered by the report.  Refer to Item 307 of Regulation S-K and Exchange Act Rule 13a-15.

Response:  We intend to revise Item 9A as follows to correct the inconsistencies in our description of management’s evaluation of our controls and procedures:

Revised -- ITEM 9A.  CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures.  Our controls and procedures are designed to allow information required to be disclosed in our reports to be recorded, processed, summarized and reported within the specified periods, and accumulated and communicated to management to allow for timely decisions regarding required disclosure of material information. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective for the year ended December 31, 2012.  Our Chief

Executive Officer and Chief Financial Officer determined that our disclosure controls and procedures were ineffective during the three month period ended September 30, 2012. Management discovered that the value of shares issued during the third quarter of 2012 was assigned an incorrect value.  Due to this incorrect value the Company was required to restate our financial statements and disclosures for that period.

We are refining our controls and procedures regarding the manner in which documentation of significant information is generated and communicated to assure the reliability of our financial reporting and compliance with generally accepted accounting principles. Specifically, we have instituted stricter procedures associated with the maintenance of the Company’s records to include reasonable detail to the accuracy of the transactions and ensure such information is communicated in a timely manner within the organization.

Management’s Annual Report on Internal Control over Financial Reporting.  Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act).  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of accounting principles generally accepted in the United States. The policies and procedures include:

•

maintenance of records are in reasonable detail to accurately and fairly reflect the transactions and dispositions of assets,

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors, and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, our internal control over financial reporting was effective at that reasonable assurance level.

Changes in Internal Control over Financial Reporting.  There have been no changes in internal control over financial reporting during the fourth quarter of 2012 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

3.

In this regard, we note the disclosure on page 39 that the error in your September 30, 2012 financial statements was discovered, “during the yearend audit of the Company.”  Please tell us how the discovery of the error subsequent to your December 31, 2012 yearend impacted your assessments of the effectiveness of disclosure controls and procedures as of the end of the period covered by the report and internal control over financial reporting as of the end of the fiscal year.  Please explain your consideration that the error was the result of material weaknesses in your internal control over financial reporting and disclosure controls and procedures.

Response: During the yearend audit we discovered a misstatement of the valuation used of the shares issued during the third quarter 2012. The valuation discrepancy was due to a miscommunication between members of the senior executives. We believe the miscommunication does not rise to the level of a material weakness in our internal control over financial reporting.  We intend to modify future filings as follows:

As a result of this miscommunication we are refining our controls and procedures regarding the manner in which documentation of significant information is generated and communicated to assure the reliability of our financial reporting and compliance with generally accepted accounting principles. Specifically, we have instituted stricter procedures associated with the maintenance of the Company’s records to include reasonable detail to the accuracy of the transactions and ensure such information is communicated in a timely manner within the organization.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Item 4. Controls and Procedures, page 20

4.

We note that your management has concluded that the disclosure controls and procedures are “reasonably effective.”  Please revise future filings to include a statement that clearly states whether your management concluded that your disclosure controls and procedures were effective or were not effective as of the end of the period covered by the report.  We see that you state the disclosure controls and procedures are designed to provide reasonable assurance and therefore your management may conclude that your disclosure controls and procedures are “effective at that reasonable assurance level.”

Response:  In future filings the Company will clearly state that its disclosure controls and procedures are effective at that reasonable assurance level or that they are not effective as of the end of the period covered by the report.

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In connection with our response to your comments, the Company acknowledges that:

*

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

*

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at 801-323-2395, fax (801) 364-5645 or e-mail at cshypc@hotmail.com.

Sincerely

/s/ Clark Mower

Clark Mower

President